UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number: 333-17007

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Farm Bureau 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

INFORMATION PROVIDED

This Amendment to Form 11-K for the fiscal year ended December 31, 2000 is identical to the Form 11-K previously filed except for the addition of the signature line in the Report of Independent Auditors and Consent of Independent Auditors.

1.	Financial statements and schedules of the Farm Bureau 401(k) Savings Plan prepared in accordance with financial reporting requirements of Employee Retirement Income Security Act of 1974 are incorporated herein by reference and are attached hereto as Exhibit 1.

2.	A written consent of Independent Auditors is attached hereto as Exhibit 2 and is incorporated herein by this reference.

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 26, 2001

FARM BUREAU 401(k) SAVINGS PLAN

By: Iowa Farm Bureau Federation
(Administrator of the Plan)

By /s/ Edward M. Wiederstein
Edward M. Wiederstein
President

By /s/ Jerry C. Downin
Jerry C. Downin
Secretary and Treasurer

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